UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Track Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

81373R109
(CUSIP Number)

ETS Limited
c/o ADS Securities LLC
Attn: General Counsel
CI Tower, Corniche Road
PO Box 93894
Abu Dhabi
United Arab Emirates
+971-2-657-2300

Copy to:

Richard A. Goldberg
Dechert LLP
1095 Avenue of the Americas
New York, NY  10036
(212) 698-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ETS Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,871,745

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,871,745

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,871,745

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)            The percentage of the shares of common stock (“Common Shares”) reported beneficially owned by the Reporting Persons herein is based upon 10,480,984 Common Shares, which is the number of Common Shares issued and outstanding as of August 1, 2017, as reported in the Quarterly Report on Form 10‑Q filed by Track Group, Inc. (the “Issuer”) with the U.S. Securities and Exchange Commission (the “SEC”) on August 10, 2017.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ADS Securities LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,871,745

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,871,745

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,871,745

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)            The percentage of Common Shares reported beneficially owned by the Reporting Persons herein is based upon 10,480,984 Common Shares, which is the number of Common Shares issued and outstanding as of August 1, 2017, as reported in the Quarterly Report on Form 10‑Q filed by the Issuer with the SEC on August 10, 2017.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ADS Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,871,745

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,871,745

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,871,745

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)            The percentage of Common Shares reported beneficially owned by the Reporting Persons herein is based upon 10,480,984 Common Shares, which is the number of Common Shares issued and outstanding as of August 1, 2017, as reported in the Quarterly Report on Form 10‑Q filed by the Issuer with the SEC on August 10, 2017.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mahmood Ebraheem Al Mahmood

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,871,745

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,871,745

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,871,745

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)            The percentage of Common Shares reported beneficially owned by the Reporting Persons herein is based upon 10,480,984 Common Shares, which is the number of Common Shares issued and outstanding as of August 1, 2017, as reported in the Quarterly Report on Form 10‑Q filed by the Issuer with the SEC on August 10, 2017.

Item 1.	Security and Issuer

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 31, 2017 (the “Original Schedule 13D”) relating to the common stock, $0.0001 par value per share (“Common Shares”), of Track Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1215 W. Lakeview Court, Romeoville, Illinois 60446.

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended to add the following:

This Amendment No. 1 is being filed pursuant to Rule 13d‑2(a) promulgated under the Securities Exchange Act of 1934, as amended, by ETS Limited, an exempted limited company incorporated under the laws of the Cayman Islands (“ETS Limited”), and the Reporting Persons set forth in the Original Schedule 13D (the “Reporting Persons”).

The address of ETS Limited’s principal executive office is c/o Mourant Ozannes Corporate Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1‑1108, Cayman Islands. ETS Limited is a holding company whose sole investment is its interest in the Issuer. ETS Limited is a wholly-owned subsidiary of ADS Securities LLC.

The name, principal occupation and citizenship of each director of ETS Limited (collectively, the “ETS Limited Directors”) is set forth below:

	Name	Principal Occupation	Citizenship
	Peter Goulden	Corporate Services Director	United Kingdom
	Karim Sehnaoui	Financial Advisor	United Kingdom

The business address of each of the ETS Limited Directors is c/o Mourant Ozannes Corporate Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1‑1108, Cayman Islands.

The ETS Limited Directors, the ADS Securities Directors and the ADS Holding Directors are referred to herein as the “ADS Directors.”

During the last five years, none of the Reporting Persons (nor to the knowledge of the Reporting Persons, any of the ADS Directors): (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended to add the following:

On August 30, 2017, ADS Securities purchased with working capital 75,138 shares of the Issuer from Sapinda Holding B.V. for $1.50 per share, or an aggregate of $112,707.

On September 3, 2017, ADS Securities issued a Notice of Public Sale relating to the Pledged Shares. At the public auction for the Pledged Shares held on September 25, 2017, ADS Securities acquired the Pledged Shares with a credit bid against indebtedness owed by Sapinda Asia to ADS Securities under (i) the Terms for Business for Wealth Management Services dated February 18, 2015 between ADS Securities and Sapinda Asia and (ii) the Margin Facility Arrangement Annex dated May 8, 2016 between ADS Securities and Sapinda Asia. The credit bid was in the amount of $1.40 per share, or an aggregate of $6,628,449.80.

ETS Limited became the beneficial owner of the 4,871,745 shares of the Issuer held by ADS Securities (the “Shares”) pursuant to the Contribution Agreement dated September 28, 2017 (the “Contribution Agreement”) by and between ETS Limited and ADS Securities, pursuant to which ADS Securities transferred all of the Shares to ETS Limited in exchange for all of the outstanding shares of ETS Limited.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

The information set forth or incorporated in Items 3 and 6 hereof is incorporated herein by reference.

The Reporting Persons may seek to appoint one or more directors to the Issuer’s Board of Directors and may consider seeking other changes to the Issuer’s Board of Directors.

The Reporting Persons may purchase, hold, vote, trade, dispose or otherwise deal in the Common Shares and securities convertible into or exercisable for Common Shares at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Shares, changes in the Issuer’s operations, business strategy or prospects. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. The Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may result in the Reporting Persons proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including exercising any and all additional remedies available to them under the Pledge Agreement, taking any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D, acquiring additional Common Shares or securities convertible into or exercisable for Common Shares or disposing of all the Common Shares and/or securities convertible into or exercisable for Common Shares in each case beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Original Schedule 13D are hereby amended and restated as follows:

(a) and (b) The Reporting Persons may be deemed to beneficially own an aggregate of 4,871,745 Common Shares, which represent, in the aggregate, approximately 46.5% of the outstanding Common Shares. The percentage of Common Shares reported beneficially owned by the Reporting Persons herein is based upon 10,480,984 Common Shares, which is the number of Common Shares issued and outstanding as of August 1, 2017, as reported in the Quarterly Report on Form 10‑Q filed by the Issuer with the SEC on August 10, 2017.
The filing of this Schedule 13D shall not be deemed to constitute an admission that any Reporting Person is the beneficial owner of any securities covered by this Schedule 13D for purposes of Section 13(d) of the Exchange Act.
(c) Except as set forth herein, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, without independent verification, any of the ADS Directors, has engaged in any transaction during the past 60 days involving any Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following:

Contribution Agreement

Pursuant to the Contribution Agreement, ADS Securities transferred all of the Pledged Shares to ETS Limited in exchange for all of the outstanding shares of ETS Limited.

Item 7.	Material to be Filed as Exhibits

	Exhibit Number	Description of Exhibit
	1	Pledge Agreement dated as of May 4, 2017 between Sapinda Asia Limited and Lars Windhorst, as pledgors, and ADS Securities LLC, as pledgee
	2	Contribution Agreement dated as of September 28, 2017 between ETS Limited and ADS Securities LLC

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ETS LIMITED

By:	/s/ Karim Sehnaoui
Name: Karim Sehnaoui
Title: Director

ADS SECURITIES LLC

By:	/s/ O.C. Hallsworth
Name: O.C. Hallsworth
Title: General Counsel

ADS HOLDING LLC

By:	/s/ Mahmood Ebraheem Al Mahmood
Name: Mahmood Ebraheem Al Mahmood
Title: General Counsel

MAHMOOD EBRAHEEM AL MAHMOOD

/s/ Mahmood Ebraheem Al Mahmood

Dated:  September 28, 2017
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).